SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/3/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
619,564

8. SHARED VOTING POWER
547,136

9. SOLE DISPOSITIVE POWER
619,564
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,136



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,166,700 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.13%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
619,564

8. SHARED VOTING POWER
547,136

9. SOLE DISPOSITIVE POWER
619,564
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,136



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,166,700 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.13%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
619,564

8. SHARED VOTING POWER
547,136

9. SOLE DISPOSITIVE POWER
619,564
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,136



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,166,700 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.13%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________
7. SOLE VOTING POWER
619,564

8. SHARED VOTING POWER
547,136

9. SOLE DISPOSITIVE POWER
619,564
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,136



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,166,700 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.13%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Nuveen Global Equity Income Fund ("JGV" or the "Issuer").

The principal executive offices of JGV are located at 333 WEST WACKER DRIVE
CHICAGO IL 60606


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the shares are undervalued and may communicate with management about measures to enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on September 8, 2015, there were 19,036,709 shares of common stock outstanding as of June 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of December 11, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,166,700 shares of JGV (representing 6.13% of JGV's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,166,700 shares of JGV include 619,564 shares (representing 3.26% of JGV's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,166,700 shares of JGV beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 547,136 shares (representing 2.87% of JGV's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 619,564 shares. Bulldog Investors, LLC has shared power to dispose of and vote 547,136 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JGV's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of JGV were purchased:

Date:		        Shares:		Price:
10/14/15		13,420		10.8107
10/15/15		65,429		10.8212
10/16/15		1,700		10.8857
10/23/15		13,361		11.0510
10/26/15		20,321		11.0397
10/27/15		12,790		10.8952
10/28/15		600		10.9250
10/28/15		17,302		10.9691
10/29/15		6,801		10.9385
10/30/15		4,277		10.9444
11/03/15		6,373		11.2578
11/04/15		17,885		11.2292
11/06/15		2,000		11.0700
11/09/15		25,000		11.0485
11/10/15		2,409		10.9850
11/11/15		50,000		10.9992
11/12/15		32,857		10.9104
11/13/15		5,130		10.7541
11/16/15		17,217		10.8324
11/17/15		6,761		10.8736
11/18/15		7,370		10.8795
11/19/15		35,728		10.9589
11/20/15		2,300		11.0291
11/23/15		8,537		10.9894
11/24/15		26,379		10.9485
11/25/15		12,705		11.0291
11/30/15		16,766		10.9003
12/01/15		10,307		10.9598
12/02/15		8,482		10.9875
12/03/15		36,744		10.9067
12/04/15		24,369		10.8917
12/07/15		48,811		10.8088
12/08/15		23,328		10.6989
12/09/15		44,719		10.7313
12/10/15		15,640		10.8156
12/11/15		50,000		10.5124


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/14/15

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 14TH day of December, 2015, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Nuveen Global Equity Income Fund (JGV), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of JGV;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member